

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
J. Steven Person
Chief Executive Officer
American Standard Energy Corp.
4800 North Scottsdale Road, Suite 1400
Scottsdale, AZ 85251

> **Re: American Standard Energy Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed August 13, 2013**
> **Response Letter dated December 23, 2013**
> **File No. 000-54471**

Dear Mr. Person:

We have reviewed your response letter dated December 23, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.   We note that you have not complied with prior comment one concerning the three missing quarterly reports that were due in 2013, notwithstanding your filings of notice on Form 12b-25. Under Rule 12b-25(b)(2)(ii) and (3) of Regulation 12B you are allotted up to five calendar days beyond the prescribed due date to file a quarterly report, provided that you are able to represent that this requirement will be fulfilled. Given your prolonged delinquency, there is no accommodation under Rule 12b-25. Please comply with your reporting obligations without further delay. You should also promptly file an amendment to your Form 10-K to resolve the other concerns outlined in this letter.

Proved Undeveloped Reserves, page 49

2.   We note that although you have supplementally provided details about the changes in proved undeveloped reserves that occurred during 2012 in response to prior comment two, you do not consider these to be material and do not intend to provide corresponding disclosure. However, since proved undeveloped reserves as of December 31, 2012 represented approximately 22% of your total reserves and decreased by almost 50% from the prior year, we do not see adequate support for your view and believe that you will need to amend your Form 10-K to include the disclosures prescribed by Item 1203 of Regulation S-K. We reissue prior comment two.

Oil and Gas Properties, Wells, Operations and Acreage, page 51

3.   We note your response to prior comment three in which you state the total gross and net developed acreage is reflected in the second table on page 52 under the heading "HBP Acreage." However, your introductory note to that table indicates the table summarizes the amount of *undeveloped* leasehold acreage. Given your inconsistent labeling, also considering that acreage held-by-production is not synonymous with developed acreage in all instances, you should revise your disclosures to utilize consistent terminology when labeling or describing information about your properties, and which clearly corresponds to the disclosures prescribed by Item 1208 of Regulation S-K.

Controls and Procedures, page 83

4.   In your response to prior comment four you state that you believe you have met the requirements of Item 308(a) of Regulation S-K. However, the information on page 83 does not contain the prescribed management's report on internal control over financial reporting, which must contain the following pursuant to Item 308(a) of Regulation S-K:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.

- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.

- Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

      Please understand that since you have identified material weaknesses in your internal control over financial reporting, we would not see adequate support for concluding that your internal control over financial reporting was effective.

Please file an amendment to your Form 10-K to include management's report on internal control over financial reporting, which contains the information outlined above.

Reserve Quantity Information, page F-40

5.   We note that you did not comply with prior comment six as you have not provided a narrative explanation of significant changes reflected in the table on page F-42. The tabular information alone does not suffice. We reissue prior comment six.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief